Filed Pursuant to Rule 424(b)(3)
Registration No. 333-104577

Index Supplement No. 30
(to Terms and Highlights Summary No. 30 and Pricing
Supplement No. 30, Product Supplement No. IB-1,
dated May 17, 2006 and to the Prospectus dated
May 28, 2003 and the Prospectus Supplement dated
May 28, 2003)

 CANADIAN IMPERIAL BANK OF COMMERCE

Principal Protected Target Growth Redemption Notes
(Based on the Value of the Nikkei 225 Index)

This Index Supplement No. 30 describes the Nikkei 225 Index and the basis for computing the Nikkei 225 Index. This Index Supplement No. 30 is intended to supplement Terms and Highlights Summary No. 30 and Pricing Supplement No. 30, Product Supplement No. IB-1, the Prospectus dated May 28, 2003, and the Prospectus Supplement dated May 28, 2003, and should not be used without also reading the information provided in those documents. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the related Terms and Highlights Summary No. 30 and Pricing Supplement No. 30 and Product Supplement No. IB-1 and the tax consequences of buying, owning, holding and selling the Notes as described in the Terms and Highlights Summary No. 30 and Pricing Supplement No. 30 and Product Supplement No. IB-1.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the securities or passed upon the accuracy or adequacy of this Index Supplement No. 30, the Terms and Highlights Summary No. 30 or Pricing Supplement No. 30, Product Supplement No. IB-1, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The Notes will not be insured by the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

The date of this Index Supplement No. 30 is May 18, 2006

The Nikkei 225 Index

All information in this Index Supplement No. 30 regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, Nihon Keizai Shimbun, Inc. ("NKS") or any of its affiliates. NKS owns the copyright and all other rights to the Nikkei 225 Index. NKS has no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index. Canadian Imperial Bank of Commerce does not assume any responsibility for the accuracy or completeness of such information. For more information, see the NKS website: http://www.nni.nikkei.co.jp. Historical performance of the Nikkei 225 Index is not an indication of future performance. Future performance of the Nikkei 225 Index may differ significantly from historical performance, either positively or negatively.

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently based on 225 underlying stocks trading on the Tokyo Stock Exchange (the "TSE"), and represents a broad cross-section of Japanese industries. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks admitted to the TSE are assigned either to the First Section, Second Section or Mothers Section. Stocks listed in the First Section are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the index) be included in the Nikkei 225 Index. At the end of each business year, the TSE examines each First Section stock to determine whether it continues to meet the criteria for inclusion in the First Section and each Second Section stock to

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determine whether it may qualify for inclusion in the First Section. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore Exchange Ltd., the Osaka Securities Exchange Co., Ltd. and the Chicago Mercantile Exchange Inc.

The Nikkei 225 Index is a modified, price-weighted index. Each stock is given an equal weighting based on a 50 Japanese yen per share par value. NKS calculates the Nikkei 225 Index by multiplying the per-share price of each stock underlying the Nikkei 225 Index by the corresponding weighting factor for that stock, calculating the sum of all those products and dividing that sum by a divisor. The divisor, initially set in 1949 at 225, is subject to periodic adjustments as described below. The weighting factor for each stock underlying the Nikkei 225 Index is computed by dividing 50 Japanese yen by the par value of that stock, so that the share price of each stock underlying the Nikkei 225 Index when multiplied by its weighting factor corresponds to a share price based on a uniform par value of 50 Japanese yen. Each weighting factor represents the number of shares of the related stock underlying the Nikkei 225 Index that are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the stock underlying the Nikkei 225 Index (which is currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during the trading hours of the TSE.

To maintain continuity in the level of the Nikkei 225 Index in the event of certain changes affecting the stock underlying the Nikkei 225 Index, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any stock underlying the Nikkei 225 Index, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable weighting factor and divided by the new divisor, which is the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

Stocks underlying the Nikkei 225 Index may be deleted or added by NKS. NKS conducts a periodic review annually to reconsider component issues from the standpoint of changes in the industry and market structure. Announcements are made in September and any necessary changes are made in October. However, to maintain continuity in the Nikkei 225 Index, NKS' policy is generally not to alter the composition of the stocks underlying the Nikkei 225 Index except when a stock underlying the Nikkei 225 Index is deleted according to the criteria below.

Any stock underlying the Nikkei 225 Index becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the stocks underlying the Nikkei 225 Index: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the "Seiri Post" (the Liquidation Post) because of excess debt of the issuer or because of any other reason; or transfer of the stock underlying the Nikkei 225 Index to the Second Section of the TSE. A stock moved to "Kanri Post", which is a Post for stocks under supervision, becomes a candidate for deletion. A newly listed stock in the First Section may be added to the stocks underlying the Nikkei 225 Index if NKS determines it is representative of the market, although this occurs in an exceptional case.  In that event, a stock then underlying the Nikkei 225 Index with low trading volume and not representative of the market will be deleted. Upon deletion of a stock underlying the Nikkei 225 Index from the stocks underlying the Nikkei 225 Index, NKS will select a replacement for the deleted stock underlying the Nikkei 225 Index based on its established criteria. Until such replacement, the Nikkei 225 Index will be calculated with the stocks underlying the Nikkei 225 Index less the deleted stock.

A list of the issuers of the stocks underlying the Nikkei 225 Index is available from the NKS Economic Electronic Databank System and from NKS directly. NKS may delete, add or substitute any stock underlying the Nikkei 225 Index.

Please note that an investment in the Notes will not entitle you to any ownership interest in the stocks of the companies included in the Nikkei 225 Index.

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalization. Trading hours for TSE-listed stocks are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to time zone differences, on any normal trading day the TSE will close before the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on any particular business day will generally be available in the United States by the opening of business on that business day.

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The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits, based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special offer quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations, special quotes or by suspension of trading in stocks underlying the Nikkei 225 Index, and those limitations may, in turn, adversely affect the value of the Notes.

Canadian Imperial Bank of Commerce has entered into a non-exclusive license agreement with NKS for the license to Canadian Imperial Bank of Commerce, and certain affiliated companies or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by NKS (including the Nikkei 225 Index) in connection with certain securities, including the Notes. All the businesses and implementation relating to the license agreement will be conducted solely at the risk of Canadian Imperial Bank of Commerce and certain of its affiliated companies or subsidiary companies, and NKS will have no obligation or responsibility therefor.

THE NIKKEI 225 INDEX IS INTELLECTUAL PROPERTY OF NIHON KEIZAI SHIMBUN, INC.; "NIKKEI", "NIKKEI AVERAGE", "NIKKEI STOCK AVERAGE" AND "NIKKEI 225" ARE THE SERVICE MARKS OF NIHON KEIZAI SHIMBUN, INC. NIHON KEIZAI SHIMBUN, INC. RESERVES ALL RIGHTS, INCLUDING COPYRIGHT, TO THE NIKKEI 225 INDEX.

THE NOTES ARE NOT IN ANY WAY SPONSORED, ENDORSED OR PROMOTED BY NIHON KEIZAI SHIMBUN, INC. NIHON KEIZAI SHIMBUN, INC. DOES NOT MAKE ANY WARRANTY OR REPRESENTATION WHATSOEVER, EXPRESS OR IMPLIED, EITHER AS TO THE RESULTS TO BE OBTAINED AS TO THE USE OF THE INDEX OR THE FIGURE AT WHICH THE INDEX STANDS ON ANY PARTICULAR DAY OR OTHERWISE. THE INDEX IS COMPILED AND CALCULATED SOLELY BY NIHON KEIZAI SHIMBUN, INC. HOWEVER, NIHON KEIZAI SHIMBUN, INC. SHALL NOT BE LIABLE TO ANY PERSON FOR ANY ERROR IN THE INDEX AND NIHON KEIZAI SHIMBUN, INC. SHALL NOT BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON, INCLUDING A PURCHASER OR VENDOR OF THE NOTES, OF ANY ERROR THEREIN.

IN ADDITION, NIHON KEIZAI SHIMBUN, INC. GIVES NO ASSURANCE REGARDING ANY MODIFICATION OR CHANGE IN ANY METHODOLOGY USED IN CALCULATING THE NIKKEI 225 INDEX AND IS UNDER NO OBLIGATION TO CONTINUE THE CALCULATION, PUBLICATION AND DISSEMINATION OF SUCH INDEX.

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